Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of September 2007

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

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TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES SAN JOSE PROJECT DRILLING

HITS 1.86 OUNCES PER TON GOLD AND 163 OUNCES PER TON SILVER

AT THE FREA VEIN

SPOKANE, WA––September 6, 2007–– Minera Andes Inc. (TSX: MAI and US OTC: MNEAF) is pleased to announce the initial results of the ongoing 2007 exploration program at its San José mine in the start-up of production in southern Argentina. The highest grade intercept from this drilling campaign is in hole SJD-341 that encountered 58.66 g/t (1.86 ounces per tonne—opt) gold and 5,081 g/t (163 opt) silver over 0.68 meters.

Phase one of the planned 38,000 meter exploration drilling program announced earlier in 2007 at San José was completed in July. A total of 8,310 meters were drilled in 31 core holes with assays received for the first fourteen drill holes listed in the table below. Assays are pending on the remaining drill holes. The next phase of drilling has started and will focus on the open ended Frea vein and the targets to the west in the Odin and Ayelen areas.

The Frea vein is located 2 kilometers northwest of the Huevos Verdes vein, and both veins are being mined on several levels. Reserves at the Frea vein are currently delineated over a strike length of about 575 meters and to a depth of approximately 350 meters below the surface. The new drilling in 2007 extends the known mineralization another 200 meters along strike- a 35% increase.

The initial exploration drilling concentrated on the northwest and southeast extensions of the Frea vein outside of the area currently being mined. Significant drilling results include SJD-333 that encountered 4.57 g/t gold and 744 g/t silver over 0.70 meters of high grade mineralization 225 meters southeast of the defined reserves at the Frea vein. Drill hole SJD-341 encountered 2.13 meters containing 20.84 g/t gold and 1,729 g/t silver about 125 meters southeast of the Frea reserves and hole SJD-336 encountered 4.99 meters containing 8.92 g/t gold and 821 g/t silver about 25 meters southeast of the current Frea reserves. Hole SJD-346 encountered 1.35 meters containing 5.80 g/t gold and 563 g/t silver 75 meters northwest of the current reserves. The mineral reserves indicate the Frea vein is an open-ended mineralized silver/gold vein that averages about 2.7 meters in width. All of the new results from the drilling are listed in the table below.

Allen Ambrose, president of Minera Andes, said: “The exploration drilling at the San José project continues to expand the project. The Frea vein is revealing significant potential to expand the reserves and mine life of the project.”

Minera Santa Cruz S. A., the joint venture corporation co-owned by Minera Andes (49%) and Hochschild Mining plc. (51%) owns the producing San José property. The discovery of new high-grade silver/gold extensions to veins such as Frea represents additional mineralization that may add to the current reserves under production at the project. These discoveries also indicate the large mineral potential of the San José property where more than 40 kilometers of vein trend target is currently known to exist, of which less than 15 percent has been explored in detail.

2007 Drill Intercepts Frea Vein, San José Project

Location	Drill Hole*	From (meters)	To (meters)	True Width (meters)	Au (g/t)	Ag (g/t)
Frea SE	SJD-333	159.70	160.40	0.70	4.57	744
Frea SE	SJD-334	216.55	217.35	0.80	0.14	4
Frea SE	SJD-335	126.30	126.66	0.36	0.55	9
		127.02	127.33	0.31	0.25	10
		128.06	129.06	1.00	1.31	102
		130.55	130.95	0.40	0.43	67
Frea SE	SJD-336	183.06	188.05	4.99	8.92	821
	includes	183.06	183.68	0.62	4.50	68
	“	183.68	184.68	1.00	0.09	8.5
	“	184.68	185.60	0.92	9.40	874
	“	185.60	186.19	0.59	22.70	2,105
	“	186.19	186.71	0.52	7.28	343
	“	186.71	187.13	0.42	3.90	396
	“	187.13	188.05	0.92	15.40	1,798
Frea SE	SJD 338	84.84	85.21	0.37	0.07	12
	and	161.54	162.54	1.00	1.01	71
Frea SE	SJD 339	189.91	190.21	0.30	0.13	19
	and	194.34	194.88	0.54	0.08	8
	and	210.52	210.85	0.33	0.01	5
Frea SE	SJD 340	169.25	170.78	1.53	1.98	335
	includes	169.25	169.79	0.54	1.20	230
	includes	169.79	170.78	0.99	2.40	392
Frea SE	SJD 341	278.30	280.43	2.13	20.84	1,729
	includes	278.30	278.76	0.46	5.50	461
	“	278.76	279.44	0.68	58.66	5,081
	“	279.44	280.43	0.99	1.98	16
Frea NW	SJD 342	150.95	155.18	4.23	0.37	13
Frea NW	SJD 343	144.30	144.90	0.60	1.11	155
Frea NW	SJD 344	161.63	161.93	0.30	0.01	1
	and	223.60	224.20	0.60	0.02	4
Frea NW	SJD 345	331.13	333.10	1.97	1.64	91
Frea SE	SJD 346	95.40	96.75	1.35	5.80	563
	includes	95.40	95.75	0.35	8.30	1,036
	includes	95.75	96.75	1.00	2.90	200
	and	136.35	136.82	0.47	1.48	139
Frea NW	SJD 347	207.22	209.60	2.38	1.13	41

*	All of the drill holes are drilled at minus 50 degrees. Drill holes SJD-331, 332, 337 and 360 failed to reach the targeted depth and were abandoned. True thickness of the vein is undetermined.

Assay results for the drilling were reviewed by Brian Gavin, Minera Andes’ vice president of exploration, who is an appropriately qualified person as defined by National Instrument 43-101. All samples were collected in accordance with industry standards. Splits from the drill core samples were submitted to Alex Stewart Assayers, Argentina, S.A., in Mendoza, Argentina, for fire assay and ICP analysis. Accuracy of results is tested through the systematic inclusion of standards, blanks and check assays.

Minera Andes is a gold, silver and copper exploration company working in Argentina. The Corporation holds about 410,000 acres of mineral exploration land in Argentina including the co-owned San José silver/gold mine that has started initial production. Minera Andes is also exploring the Los Azules copper project in San Juan province, where an exploration program is underway to define a resource. Other exploration properties, primarily silver and gold, are being evaluated in southern Argentina. The Corporation presently has 166,700,767 shares issued and outstanding.

This news is submitted by Allen V. Ambrose, president and director of Minera Andes Inc.

For further information, please contact: Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations – Canada, at the Vancouver office. Visit our Web site: www.minandes.com.

Spokane Office	Vancouver Office
111 East Magnesium Rd., Suite A	911-470 Granville Street
Spokane, WA 99208 USA	Vancouver, B.C. V6C 1V5
Phone: (509) 921-7322	Phone: (604) 689-7017; 877-689-7018
E-mail: mineraandes@minandes.com	E-mail: ircanada@minandes.com

Caution Concerning Forward-Looking Statements:

This press release contains certain “forward-looking statements”, including, but not limited to, the statements regarding the Company’s strategic plans, evolution of mineral resources and reserves, work programs, development plans and exploration budgets at the Company’s San José Project. Investors should be aware that the introduction of new technology such as ILR can create added risk in achieving metallurgical performance. The forward-looking statements express, as at the date of this press release, the Company’s plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. In particular, there can be no assurance that commercial production at the San José mine will be achieved on a timely basis, or at all, that production capacity at the San José mine will be successfully increased, that resources and reserves at the San José mine will be increased or that Minera Andes will successfully raise the funds necessary to maintain its interest in the San José mine. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral reserves and other risks. Reference is made to the risk factors and uncertainties described in the Company’s continuous disclosure record, a copy of which is available under the Company’s profile at www.sedar.com. In addition, Minera Andes’ joint venture partner, a subsidiary of Hochschild Mining plc, and its affiliates do not accept responsibility for the use of project data or the adequacy or accuracy of this release.

Cautionary Note to U.S. Investors:

The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits with “mineral reserves” that a company can economically and legally extract or produce. We use certain terms in this press release, such as “mineral resources”, that the SEC guidelines strictly prohibit us from including in our filings with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:	/s/ Allen V. Ambrose
Allen V. Ambrose, President

Dated: September 7, 2007